Exhibit 26(q)

Memorandum Regarding Ohio National Life Assurance Corporation's

Purchase, Transfer, Redemption and Conversion Procedures for

Flexible Premium Variable Life Insurance Policies

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This document sets forth the information called for under Rule 6e-3(T) (B) (12) (iii) under the Investment Company Act of 1940 ("1940 Act"). Such Rule provides exemptions from Sections 22(d), 22(e) and 27(c)(1) of the 1940 Act, and Rule 22c-1 thereunder, for issuance, transfer and redemption procedures under the Flexible Premium Variable Life Insurance Policies (“policies”) described in this registration statement to the extent necessary to comply with other provisions of Rule 6e-3(T), state insurance law or established administrative procedures of Ohio National Life Assurance Corporation (the "Company"). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory and must be disclosed in the registration statement. This document also sets forth a description of the Company's conversion procedures pursuant to Rule 6e-3(T) (b) (13) (v) (B).

1. PURCHASES AND RELATED TRANSACTIONS

Set out below is a summary of the principal policy provisions and administrative procedures relating to "purchase" transactions. Because of the insurance nature of the policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

(a) APPLICATIONS AND POLICY ISSUE

To purchase a policy, an applicant must complete an application and submit it to the Company at its home office through the agent selling the policy. Generally, the Company will not issue a policy to a person older than age 80 (85 for GP VUL and Virtus VUL), but may do so at its sole discretion. Nonsmoker rates are not available unless the applicant is age 18 or over. The Company will only issue policies with stated amounts as specified in each policy. All applications require evidence of insurability. Acceptance of any application is subject to insurance underwriting rules and the Company may reject an application for any reason. The review period for routine applications will generally last one week. Approval of applications that require supplemental medical information, however, may be delayed six weeks or more while such information is obtained and reviewed. A policy will not be issued on the 29th, 30th, or 31st of any month.

The policyholder must pay an initial premium in order for his policy to take effect. The policy takes effect as of the policy effective date. However, if the policyholder pays the initial premium at the time he submits his application, the Company will, pursuant to the temporary insurance agreement contained in such application, provide the policyholder with insurance coverage as described in the application, starting on the later of the date of the application and the date the policyholder completes any required medical examination and ending on the date the Company approves or rejects the application. The Company does not pay interest on initial premiums during the review period.

The policy date will be the same as the issue date, except in the case of a backdated policy where the policy effective date will be earlier than the issue date and except for cash-on-delivery policies for which the policy date will be later than the issue date. For cash-on-delivery policies, once the Agent or Company receives the premium payment, the issue date is then changed to the policy date. At a policyholder's request, the Company will backdate a policy as much as six months. This procedure may be advantageous where backdating will lower the policyholder's age at issue and thereby lower his cost of insurance and surrender charges which are scaled by age. A backdated policy will be treated as though it had been in force since the policy effective date although we will not provide coverage until all conditions in the mutual agreement section of the application are met. Consequently, the initial premium required for a backdated policy will be larger than for a policy which is not backdated inasmuch as the policyholder must satisfy the minimum premium requirement, pay monthly deductions and pay all other charges associated with the policy for the period between the policy date and the issue date as a deduction from the initial deposit before allocation.

For cash-on-delivery policies and whenever the Company has received money with the application, but the policy cannot be treated as paid upon issue (e.g., when the premiums received are insufficient to put the policy in force as issued), the policy date will be the date the policy is delivered. In such circumstances, a policy will be issued when it is approved. The policyholder will sign and date a policy amendment when the policy is delivered. Once the executed amendment is received in the Company’s home office, the policy date and issue date will be changed to the date on the executed amendment, and coverage and insurance charges begin as of that date.

If the Company rejects an application during the review period, the Company will refund all amounts paid under the policy. Consequently, during the application review period, the Company bears the investment risk with respect to any amounts paid under the policy.

If a policyholder decides to cancel his policy during the free look period, the Company will treat the policy as if it were never issued. A policyholder’s state’s laws will determine if the policyholder is subject to the market risk of the requirement to return cash value instead of the full refund of the premiums. If the policyholder lives in a state that requires the Company to return a full refund of premium, the Company will refund the greater of (i) the policyholder’s entire payment or (ii) the cash value plus deductions under the policy for taxes, charges or fees. If the policyholder lives in a state that requires the Company to return cash value, the Company will return (i) the cash value as of the date the Company receives the returned policy plus (ii) any deductions under the policy for taxes, charges or fees.

(b) PAYMENT OF PREMIUMS

Premiums must be paid to the Company at its home office unless it is the first premium payment which may be paid to the agent instead of the Company. Unlike a traditional insurance policy, the policy does not require a fixed schedule of premium payments. Within certain limits, the policyholder may determine the amount and timing of his premium payments. As described below, such limits include an initial premium requirement and a minimum premium requirement. The policy specification page will also include a schedule of planned premiums.

(i) INITIAL PREMIUMS

The policyholder must pay an initial premium before the Company will make the policy effective. Such premium may be submitted with the policy application or sent directly to the Company at its home office. The amount of the initial premium will be at least one monthly minimum premium. The initial premium for a backdated policy or a policy issued as "cash on delivery" may be greater.

(ii) MINIMUM PREMIUMS

The policyholder must satisfy the minimum premium requirement to keep the death benefit guarantee in effect. Failure to make premium payments sufficient to maintain the death benefit guarantee will not necessarily cause a policy to lapse. The component of the monthly deduction which is the charge for the death benefit guarantee will not be imposed on policies for which the death benefit guarantee is no longer is effect. To satisfy the minimum premium requirement, a policyholder must have paid at any time cumulative premiums, less any partial surrenders and policy indebtedness, equal to the monthly minimum premium multiplied by the number of complete policy months the policy has been in effect. The monthly minimum premium indicated on the policy specification page will remain a level amount until the end of the death benefit guarantee period. Any type of policy change may cause the monthly minimum premium to change.

For Vari-Vest I, Vari-Vest II and Vari-Vest IV policies, during the first two policy years, the policyholder must satisfy the minimum premium requirement to keep the policy in force. Failure to satisfy the minimum premium requirement during the first two policy years will result in the termination of the policy after expiration of a 61-day grace period. After the second policy year, the policyholder must satisfy the minimum premium requirement to keep the death benefit guarantee in effect. The monthly minimum premium indicated on the specification page will remain a level amount until the insured reaches age 70, or ten years from the policy date, if later. At such time, the monthly minimum premium will be substantially increased.

(iii) PLANNED PREMIUMS

On purchase of a policy, the policyholder will be asked to adopt a planned premium schedule. The policyholder may adopt, in consultation with his agent, any planned premium schedule that he wishes. Such schedule is a planning device which indicates the level of premiums the policyholder intends to pay under the policy. The policyholder is not required to adhere to such schedule. The amount of scheduled payments should generally be set between the minimum premium and the guideline annual premium for the policy, which are both discussed in greater detail below. The policyholder should adopt a planned premium that will be sufficient to maintain the death benefit guarantee while in effect and maintain a net cash surrender value sufficient to cover monthly charges.

If a planned premium payment exceeds the amount necessary to cause the policy to be paid up in seven years, the policy will be treated as a Modified Endowment Contract (MEC) for federal income tax purposes. If the policyholder authorizes Ohio National to do so, we will hold the premium payment for up to ten (10) business days, if applying the premium payment before the due date would cause the policy to be treated as a MEC for federal income tax purposes. Such prior authorization will be granted by the policyholder checking a box on the policy application which will indicate that the policyholder never wants the policy to become a MEC.

If the policyholder has not given Ohio National prior authorization to hold the premium payment, and we determine the premium payment will cause the policy to become a MEC, Ohio National will attempt to contact the policyholder or the policyholder’s agent within two (2) business days of receipt of the premium payment to determine the policyholder's intent regarding the premium payment. If the policyholder does not want the policy to be treated as a MEC for federal income tax purposes, Ohio National will refund the premium payment within five (5) business days of confirming the policyholder's intentions. After we return the premium payment, the policyholder may then resubmit the premium payment once the actual due date is reached to avoid creating a MEC.

Alternatively, at the time we contact the policyholder, the policyholder may direct us to hold the premium payment for up to ten (10) business days before applying the premium payment if this will not create a MEC. Upon contacting the policyholder, the policyholder may also provide authorization to hold future premium payments for up to ten (10) days if applying the premium payments would cause the policy to be treated as a MEC for federal income tax purposes.

If we are unable to confirm the policyholder's intentions within two (2) business days of receipt of the premium payment, we will apply the premium payment as of the third valuation date, and the policy will be treated as a MEC for federal income tax purposes.

Upon applying the premium payment, Ohio National will send a notice to the policyholder advising them of the MEC status of their policy and provide the policyholder with a MEC acceptance form to complete. Information regarding how to reverse MEC status is available in the prospectus.

The minimum premium is a level amount necessary to keep the death benefit guarantee in effect if applicable (refer to the policy). The guideline annual premium is a level amount which should provide the benefits under the policy through the maturity date and is based on guaranteed assumptions with respect to expenses and cost of insurance charges and investment performance of 4% or 5% (refer to the product portfolio). At any time a policyholder may pay more or less than the amount indicated in the planned premium schedule. The Company may at its discretion, however, refuse to accept any premium payment of less than $25 or so large that it would disqualify the policy, without an increase in death benefit, as life insurance under federal law. Any check or bank draft directed to pay a premium, if later found to be unhonored, will be reversed and any market loss for the reversal may be deducted from the accumulated cash value of the owner.

(c) ALLOCATION OF PREMIUMS

In the policy application, the policyholder may direct the allocation of premium payments, net the premium expense charge and state premium taxes, among the subaccounts of the variable account and the general account. The initial allocation will take effect on the first process day following the issue date or, if later, when the Company receives the initial premium payment. Pending such allocation, net premiums will be held in the Money Market Portfolio. If the policyholder fails to indicate an allocation in his policy application, the Company will leave the net premiums in the Money Market Portfolio until it receives allocation instructions. The amount allocated to any subaccount or the general account must equal a whole percentage. The policyholder may change the allocation of future net premiums at any time upon written notice to the Company, by calling the customer service call center or using the Internet website. The Company must have prior authorization from the policyholder in order for the policyholder to change future allocations by calling the customer service call center or using the Internet website. Premiums allocated to an increase will be credited to the subaccounts and the general account in accordance with the premium allocation then in effect on the later of the date of the increase or the date the Company receives such a premium.

(d) INCREASES IN STATED AMOUNT

Subject to certain limitations, a policyholder may at any time after the first policy year increase the policy's stated amount by sending the Company a written request. The Company may limit a policyholder to two such changes in each policy year. Any increase must be of at least $5,000 ($10,000 for Virtus VUL). The effective date of the increase will be the process day on or following approval of the request. An increase in stated amount will affect the minimum premium necessary to maintain the death benefit guarantee, if applicable (refer to the policy) the monthly insurance charges and surrender charges.

An increase is treated in a similar manner to the purchase of a new policy. To obtain an increase, a policyholder must submit a supplemental application with evidence demonstrating insurability. Depending on the policy's cash value, the policyholder may or may not have to pay additional premiums to obtain an increase. If a policyholder must pay an additional premium, the Company must receive it by the effective date of the increase. If the policyholder pays such premium before the effective date of the increase and earmarks such payment for the increase, the Company will hold such payment without interest until the effective date. If the Company does not approve an application for an increase, it will return any such earmarked premium to the maker of the check.

After an increase, a portion of subsequent premium payments will be allocated to such increase. The amount so allocated will bear the same relationship to total premium payments as the guideline annual premium for such increase bears to the guideline annual premium for the original stated amount, plus the guideline annual premiums for all increases. The pattern of premium expense charges with respect to premiums allocated to an increase will be the same as with a new policy and the sales load will be determined by the insured's attained age on the date of the increase.

The policyholder will also have the same free look and conversion rights with respect to an increase as with the initial policy. For a period of time following an increase, the policy will be subject to a new surrender charge as a result of such increase, see policy or prospectus.

(e) REINSTATEMENT

If the policy lapses, a policyholder may apply for reinstatement anytime within five years of the date of final lapse. The policy will be reinstated upon the policyholder’s proof of insurability, payment of the reinstatement premium and approval by the Company of the policyholder’s application. The reinstatement premium, after deduction of the premium expense charge and premium tax, must be sufficient to cover the monthly charges due from the grace period and the monthly deduction for two policy months following the effective date of reinstatement. If a loan was outstanding at the time of lapse, the Company will require reinstatement or repayment of the loan and accrued interest at the rate specified in the policy per year before permitting reinstatement of the policy.

(f) REPAYMENT OF INDEBTEDNESS

A policyholder may repay a loan at any time, in whole or in part, before the Company pays the policy proceeds. On repayment of a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding may be first applied to reduce to repay such loan. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the general account, until the amount borrowed from the general account has been repaid. Unless the company is instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the general account according to the premium allocation then in effect.

(g) MISSTATEMENTS OF AGE OR SEX

If the age or sex of the insured has been misstated in an application, including a reinstatement application, before the Insured’s death, the cost of insurance charge, and the minimum premium, from the date of discovery will be for the policyholder’s true age and sex based on the original stated amount.

For the Virtus VUL, the company reserves the right to adjust the accumulation value, the monthly minimum premium and/or stated amount to account for any under assessment of cost of insurance charges or monthly minimum premium in the past because of the misstatement of age and/or sex.

If the age or sex of the insured has been misstated in an application, including a reinstatement application, the amount payable under the policy by reason of the death of the insured will be (i) multiplied by the sum of (ii) and (iii) where

(i)	is a rate specified in the policy;

(ii)	is the cash value on the date of death; and

(iii)	is the death benefit, less the cash value on the date of death, multiplied by the ratio of (a) the cost of insurance actually deducted at the beginning of the policy month in which the death occurs to (b) the cost of insurance that should have been deducted at the insured's true age or sex.

2. REDEMPTIONS AND RELATED TRANSACTIONS

Set out below is a summary of the principal policy provisions and administrative procedures relating to "redemption" transactions. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

(a) SURRENDERS OF CASH VALUE

A policyholder may surrender his policy in full at any time by sending the Company a written request on a form acceptable to us together with the policy to the home office. The cash surrender value of the policy equals the cash value less any applicable surrender charge. Upon surrender, the amount of any outstanding loans will be deducted from the cash surrender value to determine the proceeds. The proceeds will be determined on the valuation date on which the request for the surrender is received in good order. For example, if we receive your request in good order by 4:00 p.m. (Eastern Standard Time) on a day when the New York Stock Exchange is open for unrestricted trading, the proceeds will be determined using the day’s price. Proceeds will generally be paid within seven days of receipt of a request for surrender.

After the policy's specified number of years from the issue date, a policyholder may obtain a portion of his cash value upon partial surrender of the policy. The number of partial surrenders may be limited as described in the policy, during any policy year. The amount of any partial surrender may not exceed the cash surrender value, less (a) any outstanding policy indebtedness, (b) an amount sufficient to cover the next two monthly deductions and (c) a service charge equal to the lesser of $25 or 2% of the amount surrendered.

The Company will reduce the cash value of a policy by the amount of any partial surrender. In doing so, cash value will be taken from each increase and the initial stated amount in proportion to the amount such increases and initial stated amount bear to the total stated amount.

Under the level death benefit plan, a partial surrender reduces the stated amount. Such surrender will result in a dollar for dollar reduction in the death proceeds except when the death proceeds of the policy are determined by the corridor percentage test. The stated amount remaining after a partial surrender may be no less than the minimum stated amount of the policy. If increases in stated amount have occurred previously, a partial surrender will first reduce the stated amount of the most recent increase, then the most recent increases successively, then the initial stated amount. Under the variable death benefit plan, a partial surrender reduces the cash value. Such reduction will result in a dollar for dollar reduction in the death proceeds except when the death proceeds are determined by the corridor percentage test.

If the proceeds payable under either death benefit option both before and after the partial surrender are determined by the corridor percentage test, a partial surrender generally will result in a reduction in proceeds equal to the amount paid upon such surrender plus such amount multiplied by the applicable corridor percentage.

(b) DECREASES IN STATED AMOUNT

Subject to certain limitations, a policyholder may, at any time after a contractually specified time from the issue date, or the date of any increase except with a Virtus VUL policy, decrease the policy's stated amount by sending the Company a written request on a form acceptable to us. The Company may limit the number of decreases that a policyholder may request in each policy year. Any decrease must be at least $5,000 ($10,000 for Virtus VUL). The accumulated cash value must be sufficient to support charges and expenses associated with the decrease. The effective date of the decrease will be the process day on or following approval of the request. A decrease in stated amount will affect the minimum premium necessary to maintain the death benefit guarantee, if applicable, the monthly insurance charges and surrender charges. Moreover, the Company will not permit a decrease in stated amount if the Policy’s cash value is such that reducing the stated amount would cause the policy to cease to be life insurance as determined by the corridor percentage test. For purposes of determining the surrender charges on the amount decreased and the cost of insurance charge on the remaining coverage, a decrease in stated amount will reduce the existing stated amount in the following order: (a) the stated amount provided by the most recent increase, (b) the next most recent increases successively, and (c) the initial stated amount.

(c) SURRENDER CHARGES

The policy has a surrender charge period which begins on the effective date of the policy or on the effective date of any increase in the stated amount. A surrender charge will be assessed during the surrender charge period in connection with all complete surrenders (unless the policy is surrendered during the free look period as applicable per state), decreases in the stated amount, certain partial surrenders and lapses.

If a policyholder surrenders his policy in full when a surrender charge applies, the Company will pay the policyholder the cash surrender value, less any loans in effect. The cash surrender value is the accumulation value less the applicable surrender charge. If the surrender charge is greater than the accumulation value, the cash surrender value is zero.

If a policyholder decreases the stated amount of his policy while such a charge applies, his cash value will be charged with a portion of the total surrender charge. Partial surrenders in any policy year totaling 10% or less of the cash surrender value as of the end of the previous policy year are not subject to any surrender charge. Partial surrenders in any policy year in excess of 10% of the cash surrender value of a policy as of the end of the previous policy year are subject to that percentage of the total surrender charge that is equal to the percentage of cash surrender value withdrawn minus 10%.

(d) BENEFIT CLAIMS

As long as the policy remains in force, the Company will, within 30 days after the Company receives due proof of the insured's death and satisfactory instructions as to settlement of the policy, pay the policy proceeds to the beneficiary. The amount of the death benefit payable will be determined as of the date of death, or on the next following valuation date if the date of death is not a valuation date. Unless a settlement option is elected, the proceeds will be paid in one lump sum with interest from the date of the insured's death to the date of payment at a rate determined by the Company. The Company offers beneficiaries and policyholders a wide variety of settlement options.

Payment of any amount upon a complete or partial surrender, a policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of policyholders; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the variable account's net assets.

(e) LOANS

After a contractually specified period of time, a policyholder may borrow up to the loan value of the policy. The loan value is the cash surrender value less the cost of insurance charges on the policy to the end of the current policy year. The loan value will never be less than the percentage of the cash surrender value specified in the policy. The Company will generally distribute loan proceeds within seven days from receipt of a request for a loan at its home office.

When a loan is made, cash value in an amount equal to the loan will be taken from the general account and each subaccount in proportion to the cash value in the general account and each subaccount. This value is then held in the loan collateral account and earns interest at a rate specified in the policy. Currently, the Company credits interest to the loan collateral accounts at a rate declared periodically by the Company per year. Such interest is credited to the subaccounts and the general account in accordance with the premium allocation then in effect.

The Company charges interest on loans in advance each year at a rate described in the policy. When the Company makes a loan, it adds to the amount of the loan the interest covering the period until the end of the policy year. At the beginning of each subsequent policy year, if the policyholder fails to pay the interest in cash, the Company will transfer sufficient cash value from the general account and each subaccount to pay the interest for the following policy year. The allocation will be in proportion to the policyholder's cash value in each subaccount.

There is no grace period for loan interest. If the interest amount is not paid when due, it will be paid from the policy value and added to the existing loan. If an interest payment is received after the due date, the payment will be applied to reduce the last loan.

Any outstanding policy indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity.

(f) LAPSE

Provided a policyholder satisfies the minimum premium requirement and thereby keeps the death benefit guarantee in effect, the policy will never lapse during the death benefit guarantee period. For Vari-Vest I, Vari-Vest II and Vari-Vest IV policies, if a policyholder fails to satisfy the minimum premium requirement during the first two policy years, the policy will lapse after a 61-day grace period. For these policies, if the policy lapses at any time within two years from the issue date or the date of any increase and the policy provides for it, the policyholder may be entitled to a refund of a portion of the total sales charge otherwise applicable to the policy.

If the death benefit guarantee is not in effect, the policy will remain in force as long as the cash surrender value less any policy indebtedness is sufficient to pay the next monthly deduction. If the cash surrender value less any policy indebtedness is insufficient to pay the next monthly deduction, the policyholder will be given a 61-day grace period within which to make a premium payment to avoid lapse. The premium required to avoid lapse will be equal to the amount needed to allow the cash surrender value less any policy indebtedness to cover the monthly deduction for two policy months. This required premium will be indicated in a written notice which the Company will send to the policyholder at the beginning of the 61-day grace period. The 61-day grace period commences upon the due date of the premium. The policy will continue in force throughout the grace period, but if the required premium is not received on or before the end of the grace period, the policy will terminate without value at the end of the grace period. If death occurs during the grace period, the death benefit payable under the policy will be reduced by the amount of any unpaid monthly deduction.

(g) SUICIDE

The policy does not cover the risk of suicide within two years from the policy date or two years from the date of any increase in the stated amount with respect to such increase, whether the insured is sane or insane. In the event of suicide within two years of the policy date, the Company will refund premiums paid, without interest, less any policy indebtedness and less any partial surrender. In the event of suicide within two years of an increase in stated amount, the Company will refund any premiums allocated to the increase, without interest, less a deduction for a share of any policy indebtedness outstanding and any partial surrenders made since the increase. The share of indebtedness and partial surrenders so deducted will be determined by dividing the total face amount at the time of death by the face amount of the increase.

(h) MATURITY

The Company will pay the policyholder his cash surrender value on the maturity date, reduced by any outstanding policy indebtedness. The maturity date is listed on the specification page and is the end of the policy year nearest the insured's 100th birthday for GP VUL and 121st birthday for Virtus VUL. For Vari-Vest I, Vari-Vest II, Vari-Vest III and Vari-Vest IV policies, the maturity date is the end of the policy year nearest the insured’s 95th birthday. If the Company consents, the policyholder may continue his policy for up to ten years after the maturity date. In such case, the death benefit after the maturity date will equal the policy's net cash surrender value.

3. TRANSFERS

A policyholder may transfer the cash value of his policy among the subaccounts of the variable account and to the general account at any time. Transfers may be submitted in writing, by calling the customer service call center or by using the Internet website. The Company must have prior authorization from the policyholder to make transfers by using the Internet website. The agent may submit a transfer request on a policyholder’s behalf if the policyholder has submitted an executed Telephone Transfer Authorization Form to the Company in advance of the transfer request. The Company will process a transfer at the end of the valuation period on which we receive your request in good order. Each amount transferred must be at least $300 unless a smaller amount constitutes the entire cash value of the subaccount from which the transfer is being made, in which case a policyholder may only transfer the entire amount. The Company currently imposes a service charge as described in prospectus. Transfers from the general account to the subaccounts are subject to additional restrictions. No more than 25% of the cash value in the general account as of the end of the last policy year, or $1,000, if greater, may be transferred to one or more of the subaccounts in any policy year.

4. CONVERSION

Once during the first two years following the issue date and the date of any increase in stated amount, the policyholder may convert his policy or increase, as applicable, to a fixed benefit flexible premium policy by transferring all of the cash value to the general account. After such a transfer, values and death benefits under the policy will be determinable and guaranteed. Cash values will be determined as of the date the Company receives a conversion request at its home office. There will be no change in stated amount as a result of the conversion and no evidence of insurability is required. Outstanding loans need not be repaid in order to convert a policy. Transfers of cash value to the general account in connection with the conversion will be made without charge. Once a policyholder has converted a policy, the sum of transfers from the general account to the variable accounts is limited per contract year. You may not be able to benefit from riders you have selected in this policy upon converting your policy to a fixed benefit flexible premium policy.

Payments and cash values under the general account operate in the same manner as under the variable account except that cash values no longer reflect the variable account investment performance. Consequently, there are no equitable adjustments to be made pursuant to Rule 6e-3(T) (b) (13) (v) (B).

5. ANNUAL REPORT

Each year the Company will send policyholders a report which shows the current cash value, the cash surrender value, the stated amount, any policy indebtedness, any partial withdrawals since the date of the last report, investment experience credited since the last report, premiums paid and all charges imposed since the last annual report. The Company will also send policyholders all reports required by the 1940 Act.

The Company will also make available a projection report. This report will be based on planned premiums, guaranteed cost of insurance and guaranteed interest, if any. It will show the hypothetical cash value of a contract one year from the date of the report. This information is not guaranteed as cash values fluctuate daily based on the performance of the subaccounts underlying the cash value accounts.